United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Attention: Michael Reedich

Re: Vitacube Systems Holdings, Inc.

Amended Proxy Filed December 18, 2006

Dear Mr. Reedich,

Per your letter dated November 17, 2006 we have filed an amended proxy statement in response to you comment regarding the Company seeking shareholder approval and the disclosures required by Item 11 of Schedule 14A. The amended section is as follows:

PROPOSAL 3

PROPOSAL TO PERMIT THE FUTURE ISSUANCE AND SALE OF

COMMON STOCK IN CONNECTION WITH FINANCING ACTIVITIES

Our Board of Directors unanimously approved and recommended for submission to the stockholders a proposal to allow the Company to enter into a transaction whereby the Company would sell shares of common stock, along with the issuance of warrants to acquire shares of common stock, in a private placement at a price discounted to the then market value. The proceeds of the sale of common stock will be used by the Company to refinance a bridge loan entered into, to fund the further growth of the business, acquisition of other companies that would create commercial, operational and distribution synergies with the Company’s existing products and distribution infrastructure, and for general working capital purposes. Additionally, we are also required by the listing standards of the American Stock Exchange to obtain shareholder approval to enter into a transaction involving the sale, issuance, or potential issuance by us of common stock at a price less than the market value if we offer 20% or more of our presently outstanding stock. The Company proposes to issue between 1,653,333 shares of common stock and 1,920,000 warrants to purchase an equal number of shares of common stock; and 7,854,545 shares of common stock and 7,854,545 warrants to purchase an equal number of shares of common stock to raise between $1,000,000 and $3,000,000. Additionally, the Company proposes issuing 2,500,000 common stock shares to satisfy contractual. The per share price of the offering will be determined based on a discount to the market price of the common stock preceding the offering. Additionally, the Company is required to register the common stock and the common stock underlying warrants and if the Registration Statement registering the securities is not declared effective by the SEC within one year of the initial closing the Company will be obliged to issue additional warrants and shares, the amounts of which have been included in the above minimum and maximum amounts.

Our Board believes that the proposal to issue shares will both fund our immediate working capital needs and enhance our ability to respond to various corporate opportunities which may arise in the future and grant added flexibility for issuances of equity while maintaining enough shares in reserve to satisfy current obligations. The Company intends to use the cash proceeds to fund the launch of a new product in early 2007 and to continue to fund the working capital needs of its business. The Company will also use the proceeds of the offering to pay short term debt of approximately $500,000 plus interest. As of November 3, 2006, the Company had 9,697,170 shares of common stock issued and 50,000,000 shares authorized. The terms of the additional shares of common stock which may be sold will be identical to those of the currently outstanding shares of common stock. The terms of the warrants to purchase common stock of the Company

VitaCube Systems Holdings, Inc.  •  480 S. Holly St.  • Denver, CO  80246  •  303.316.8577  •  www.v3s.com

will be at an exercise price of 150% of the offering price and for duration of five (5) years from the date of issue. Additionally, the warrants will contain a call provision at 300% of the offering price whereby the Company can force a redemption. The warrants also allow for a cashless exercise if the Registration Statement covering the offering securities is not declared effective by the SEC within one year of the initial closing of the offering.  The proposal to issue additional shares of the authorized shares of the Company, however, may affect the rights of the existing holders of common stock to the extent that future issuances of common stock reduce each existing stockholder’s proportionate ownership and voting rights in the Company. In addition, possible dilution caused by future issuances of common stock could lead to a decrease in our net income per share in future periods and a resulting decline in the market price of our common stock. Our stockholders have no preemptive rights with respect to common stock. Thus, should the Board issue additional shares with respect to common stock; existing stockholders would not have any preferential rights to purchase such shares. It is not anticipated that adoption of the proposal would have any other effects on the holders of our common stock.

The Board of Directors recommends that the stockholders of the Company approve the proposal to permit the Company to issue and sell common stock of the Company in connection with financing activities, and that greater than 20% of the outstanding shares may be issued and sold at a price less than market.

The Company is currently in the process of entering into an agreement to raise the funds based on the terms listed in the Amended Proxy. Per the Company Guidelines of the American Stock Exchange, Section 713 the Company is required to obtain shareholder approval for the sale, issuance or potential issuance by the Company of common stock.

Sincerely

/s/ John D. Pougnet
John D. Pougnet
Chief Executive Officer and Chief Financial Officer